January 19, 2018

Irene Paik

Mary Beth Breslin

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Neon Therapeutics, Inc.

Draft Registration Statement on Form S-1

Confidentially Submitted on December 12, 2017

CIK No. 0001694187

Dear Ms. Paik:

On behalf of our client, Neon Therapeutics, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated January 11, 2018 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter.  The Amended DRS also contains certain additional updates and revisions.  We are also sending, under separate cover, a copy of the Amended DRS (including exhibits) and four marked copies of the Amended DRS showing the changes to the Draft Registration Statement confidentially submitted on December 12, 2017.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Draft Registration Statement on Form S-1 submitted December 12, 2017

Prospectus Summary

Overview, page 1

1.              Please disclose the basis for your statement that you are “a leader in the field of neoantigen-targeted therapies” and your belief that you have built the “leading Neoantigen bioinformatics engine.” With regard to the first statement, we note your disclosure on pages 25 and 115 that you compete with many large pharmaceutical companies currently conducting research in neoantigen based therapies and a number of Neoantigen therapeutics-focused companies.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that while many biopharmaceutical companies, including large pharmaceutical companies, are developing immuno-oncology products, the Company is one of a small number of immuno-oncology companies focused on developing only neoantigen-targeted therapies.  In particular, the Company is the first company in this therapeutic area that has commenced a clinical trial in a metastatic setting and its founders include a number of academic researchers that are leaders in the field and have authored a number of publications in this area.  Of these companies focused on neoantigen-targeted therapies, the Company has a more developed platform, which includes its neoantigen prediction capabilities, its lead product candidate (which is further along in clinical development than those of most of its competitors) and its multiple treatment modalities.  As a result, the Company respectfully submits to the Staff that it is “a leader in the field of neoantigen-targeted therapies.”

With respect to its bioinformatics engine, the Company believes that its use and development of its novel mass spectrometry-based method for profiling MHC-bound peptides and its proprietary MHC allele-specific algorithms distinguishes its bioinformatics engine.  The Company believes that this approach, as disclosed on pg. 102 of the Amended DRS, will enable it to develop more effective neoantigen-targeted therapies as compared to standard approaches.  As a result, the Company believes that it is justified in labeling its bioinformatics engine as a leading neoantigen bioinformatics engine.  To that end, the Company respectfully advises the Staff that it has revised the Amended DRS on pages 5, 96 and 101 to reflect that it has “a” leading neoantigen bioinformatics engine as opposed to “the” leading neoantigen bioinformatics engine.

Our Product Candidates, page 2

2.              Please remove the product development pipeline chart for NEON / SELECT. Your product pipeline table should highlight your products in development that are reasonably likely to result in an approved product in the foreseeable future. Research and discovery activities that precede the identification of a product candidate are too remote to be highlighted in the pipeline table. In addition, please revise the NEON / ONE product development pipeline chart to expand the “late-stage” column in the graph and include the additional clinical trials that will need to be conducted prior to regulatory approval.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise its disclosure in a subsequent pre-effective amendment to its registration statement to identify a target for NEON / SELECT.

With respect to NEON / ONE, the Company believes that any revision to the product development pipeline chart to expand the “late-stage” column to include additional clinical trials that will need to be conducted could be confusing to investors as the Company does not currently know what clinical trials will be required for approval.  The Company believes it is increasingly common for oncology products, particularly immuno-oncology products, to follow non-traditional development paths including expansions of earlier stage trials and the FDA permitting Phase 2 trials to serve as registration trials, with no Phase 3 trial being required for approval.  The Company is concerned that any information it may provide with respect to which late-stage clinical trials may be needed prior to regulatory approval would be speculative at this time.

Our planned clinical trials or those of our future collaborators may reveal significant adverse events…, page 20

3.              Please revise to eliminate mitigating disclosure regarding the adverse events observed.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 20 of the Amended DRS to remove the mitigating disclosure regarding adverse events observed.

Use of Proceeds, page 71

4.              We note your disclosure that you intend to use a certain amount of the net proceeds from this offering to advance your ongoing clinical development of NEO-PV-01, including a portion of the cost of your ongoing NT-001 clinical trial as well as a portion of the costs of additional clinical trials of NEO-PV-01. Please specify how you anticipate allocating the proceeds among your respective clinical studies, whether ongoing or planned, and estimate how far you expect the offering proceeds will enable you to advance your clinical program.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that key determinants of expenditures include guidance from the FDA and timing of regulatory approvals.  Additionally, there are uncertainties inherent in the drug development process including pre-clinical and clinical studies and the fact that indications may be reprioritized or abandoned during pre-clinical and clinical trials. Nevertheless, the Company will provide additional detail regarding its anticipated use of proceeds in a subsequent pre-effective amendment to its registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 90

5.              Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will supplementally provide an analysis explaining the differences in valuations once it has a preliminary estimated offering price range.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Emerging Growth Company Status, page 92

6.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will supplementally provide copies of all written communications, as defined in Rule 405 under the Securities Act, whether or not recipients retain copies of the communications.  The Company respectfully advises the Staff that no such written communications have been presented to potential investors to date.

Business

NEON / ONE Personal Neoantigen Vaccine Program: NEO-PV-01, page 106

7.              We note your disclosure on page 110 that you filed an investigational new drug application (“IND”) with the FDA for NEO-PV-01 in July 2016. Please revise to disclose the indication(s) for which you filed the IND.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Amended DRS on page 110 to reflect the indications for which it filed its IND.

NT-001: Phase 1b Clinical Trial of NEO-PV-01, page 110

8.              We note that the chart on page 111 references the drug Opdivo. Please expand your disclosure to clarify that Opdivo is the brand name of nivolumab. In addition, we note that your disclosure on page 110 indicates that patients will undergo 12 weeks of treatment with nivolumab in your NT-001 clinical trial. However, it appears on your chart on page 111 that Opdivo will be administered for over 24 weeks. Please revise to clarify.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its chart on page 111 of the Amended DRS to reflect Opdivo as the brand name for nivolumab.  Additionally, the Company respectfully advises the Staff that nivolumab is administered for 12 weeks before vaccination with NEO-PV-01 and is continuously administered until disease progression as currently depicted in the chart on page 111.  The Company has accordingly clarified the disclosure on page 110 of the Amended DRS.

Future Development Plans, page 111

9.              With reference to your press releases announcing collaborations with other companies, including Merck and Apexigen, to evaluate NEO-PV-01 in combination with certain other therapies, please expand your disclosure to provide information about any clinical trial collaborations that you plan to initiate in 2018.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will provide additional disclosure regarding future development plans in a subsequent pre-effective amendment to its registration statement.

Clinical Development Rationale, page 112

10.       Please expand to provide additional context regarding the studies or trials in which the results you discuss in the first paragraph on page 113 were observed. For instance, identify the trial or study, its size, when and where it was conducted, its endpoints and any adverse events observed.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 113 of the Amended DRS to clarify that the data reported in the first paragraph of page 113 is from case studies of two patients who were enrolled in an ongoing third-party sponsored Phase 2 clinical trial.  To the Company’s knowledge, the data in these two case studies is the only data from the Phase 2 clinical trial that has been published to date, therefore the Company is unable to provide customary additional disclosure.  The Company has provided safety data for one of the two patients, but is unable to provide safety data for the other patient as such information was not reported in the case study.

Manufacturing, page 114

11.       Please revise to identify and discuss your arrangements with the single source suppliers you use for the supply of the vaccine adjuvant and peptides necessary in your ongoing clinical trial. We note your disclosure on p. 59 that there are, in general, relatively few alternative sources of supply. File any material contracts with these sources, or tell us why you do not believe it is required under Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe that it is required under Item 601(b)(10)(i) of Regulation S-K to file these agreements.  Pursuant to Item 601(b)(10)(i) of Regulation S-K, a contract is a material contract if it is material to the registrant and entered into outside of the ordinary course of business.  The Company respectfully advises the Staff that agreements with a provider of a vaccine adjuvant and peptides are standard, ordinary course arrangements entered into by many producers of biologics in the United States.  Pursuant to Item 601(b)(10)(ii) of Regulation S-K, even if a contract is entered into in the ordinary course of business, it will need to be filed if it is deemed to fall within the categories set forth in subsections (A) through (D) thereof.  The categories specified in Item 601(b)(10)(ii)(A), (C) and (D) are not applicable to the Company’s arrangements with its suppliers of its vaccine adjuvant and peptides.  With respect to Item 601(b)(10)(ii)(B), the Company respectfully advises the Staff that its relationships with these single source suppliers are non-exclusive and, while not easy to replace, are replaceable.  As disclosed on page 114 of the Amended DRS, the Company expects to continually evaluate its manufacturing strategy, which includes evaluating its relationships with its suppliers of its vaccine adjuvant and peptides.  As such, the Company does not believe that it is “substantially dependent” upon the agreements governing these relationships so that such agreements are not material agreements required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Intellectual Property, page 115

12.       Please revise your disclosure to specify the type of issued U.S. and foreign patents you own and license (such as composition of matter, use or process). In addition, with respect to your patent portfolios for NEO-PTC-01 and NEON / SELECT, please specify how many patents and patent applications are owned and how many are licensed.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 116 of the Amended DRS.

License Agreement with the Broad Institute, Inc., page 117

13.       Please revise your disclosure regarding the Broad Agreement to provide the following information:

•                  the non-refundable license fee paid pursuant to Section 4.1 of the Broad Agreement;

•                  the annual license maintenance fee;

•                  the percentage of consideration received from sublicensees payable within a ten percentage range; and

•                  the “predetermined anniversary date” of the first commercial sale of the royalty term.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 118 of the Amended DRS to specify the percentage consideration received from sublicensees within a twenty percentage range as opposed to the requested ten percentage range.  The Company believes that disclosure of the sublicensing consideration within a ten percentage range would place the Company and its licensor at a competitive disadvantage in future negotiations as it could be used as a benchmark for future similar arrangements even though either Company or its licensor believes that higher sublicensing consideration is warranted given the particular deal structure.  The Company believes that the twenty percentage range provides investors with sufficient information regarding the potential magnitude of such fees.

The Company respectfully advises the Staff that the Company has added to its disclosure of the annual license maintenance fee that such fee is immaterial, but has not disclosed the actual amount of the annual license maintenance fee as the Company believes that the disclosure of the annual license maintenance fee would place the Company at a competitive disadvantage in future negotiations if this information were permitted to serve as a precedent in other similar arrangements and would provide competitors with significant insight into the parties’ pricing and payment strategies.  The Company believes that by adding that the annual license maintenance fee is immaterial, it provides investors with sufficient information regarding the magnitude of such fee.

General

14.       Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example, in a preliminary prospectus. Please note that we may have comments regarding this material.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the graphics included in the Draft Registration Statement are the only graphics the Company intends to use.  If the Company decides to use additional graphics, it will provide those graphics to the Staff for its review.

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at 617-570-1971.

Sincerely,

/s/ Arthur McGivern
Arthur McGivern

Enclosures

cc:                                Hugh O’Dowd, Neon Therapeutics, Inc.

Yasir Al-Wakeel, Neon Therapeutics, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

Laurie A. Burlingame, Goodwin Procter LLP

Jesse Nevarez, Goodwin Procter LLP